Exhibit (e)(2)

MUTUAL CONFIDENTIALITY AGREEMENT

This MUTUAL CONFIDENTIALITY AGREEMENT is made and entered into effective as of February 16, 2026, by and between SELECTIS HEALTH, INC., a Utah corporation (“Selectis”) and BLACK PEARL EQUITIES LLC (“Black Pearl”), each in connection with Confidential Information (as defined below) provided by it or on its behalf, a “Discloser” and, in connection with the Confidential Information received by it or on its behalf, a “Recipient,” and, collectively, the “Parties.”

WHEREAS, each Party to this Agreement may be receiving from the other Party or its officers, directors, agents, employees, affiliates or representatives, including advisers and legal counsel (collectively, “Representatives”) information of a confidential and non-public nature for use by it and its Representatives in connection with certain financial, marketing and technical information regarding a possible transaction (collectively, the “Transaction”), and the Parties desire to protect the confidentiality of such information in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Parties hereby agree as follows:

1. Confidential Information Defined. “Confidential Information” means, with respect to each Discloser respectively, material non-public information disclosed by or on behalf of such Discloser to the Recipient or its Representatives in connection with the evaluation of the Transaction, which may include without limitation the content of negotiations and discussions between the Parties regarding the Transaction, any and all technical and non-technical information, whether in oral, written, graphic, machine-readable, tangible or intangible form, relating to the Discloser’s business plan and model, and/or to current, future, or proposed products, services or other business activities of the Discloser including, but not limited to, knowledge, formulas, supply sources, computer code (source code and object code), hardware configurations, know-how, products, equipment, computer programs, customer lists, agreements with third parties, forms, price lists, financial statements, business forecasts and projections, marketing and business plans, information relating to customers, potential customers, and other information regarding the financial or business affairs of the Discloser. Confidential Information does not include information that (i) becomes generally available to the public other than as a result of unauthorized disclosure or use by the Recipient, (ii) was already in possession of the Recipient and to the Recipient’s knowledge, without restriction as to use or disclosure or any obligation of confidentiality to the Discloser, (iii) becomes available to the Recipient on a non-confidential basis from a source other than the Discloser, provided that the disclosing person is lawfully in possession of such Confidential Information and under no known obligation of confidentiality to the Discloser or any third party, (iv) has been independently developed by the Recipient without the use of Confidential Information, or (v) is approved in writing by the Discloser for the Recipient to use or disseminate free of any ongoing obligations hereunder.

2. Nondisclosure Obligation. Each Recipient shall:

2.1 not disclose Confidential Information to any person or entity other than the Recipient or, on a need-to-know basis only, the Recipient’s Representatives;

2.2 not use Confidential Information for any purpose other than for evaluating the Transaction;

2.3 treat confidentially all documents and materials containing or referring to any Confidential Information; and

2.4 promptly notify the Discloser in writing of any misuse, misappropriation or unauthorized disclosure of Confidential Information that has come to the attention of the Recipient.

If the Recipient or any of its Representatives receives a subpoena or court or governmental order to produce any Confidential Information or if the Recipient otherwise determines that the Recipient is legally required to disclose or produce any Confidential Information in its possession or control, the Recipient will to the extent legally permissible (i) promptly notify the Discloser in writing of such required disclosure, (ii) allow the Discloser a reasonable opportunity to seek a protective order or other relief (at Discloser’s sole cost and expense) to prevent, restrict and/or limit such disclosure and cooperate with the Discloser in seeking any such relief, and (iii) disclose only that portion of the Confidential Information that is legally required to comply with the subpoena, order or other disclosure requirement.

Promptly following the Discloser’s written request, the Recipient will (i) promptly return, or cause to be returned, to the Discloser all materials that the Discloser has provided pursuant to this Agreement, including (but not limited to) all materials containing or referring to Confidential Information and all copies of such materials in its possession or control, and (ii) if any Confidential Information is integrated with the Recipient’s documents or media (e.g. computer drives), destroy or erase such documents and media and the Recipient will confirm in writing to the Discloser within twenty (20) days after termination of this Agreement that all required destruction or erasure of documents and media have been carried out. Notwithstanding the foregoing, one copy of any Confidential Information may be retained in the files of the Recipient’s legal counsel, and the Recipient will have no obligation to return or destroy internal materials containing Confidential Information such as, for example, credit requests, approval papers and analyses that were prepared in connection with the Transaction by the Recipient or its Representatives.

For the purpose of complying with the obligations set forth in this Agreement, the Recipient shall use efforts commensurate with those it employs for the protection of comparable sensitive information of its own, but in no case less than a reasonable degree of care.

3. No Representations or Further Obligations. Each Discloser warrants that it has the right to make the disclosures to be made by it or on its behalf under this Agreement. All disclosures made hereunder are at the sole discretion of the Discloser. It is understood that this Agreement does not obligate the Recipient to enter into any further agreements or to proceed with the Transaction or any other possible relationship or other transaction with the Discloser. The Parties will act as, and at all times be, independent contractors, and nothing contained in this Agreement will be construed to create or imply a joint venture, partnership, principal, agent or employment relationship between or among the Parties. The Discloser does not make any covenants, warranties or representations with respect to the accuracy or completeness of any Confidential Information disclosed hereunder, and the Discloser shall have no liability to the Recipient arising out of the use of Confidential Information supplied under this Agreement except to the extent set forth in a definitive agreement duly executed by the Parties with respect to the Transaction.

4. Injunctive Relief. Each Recipient agrees that, in view of the unique nature of the Confidential Information and the irreparable loss that could be sustained by the Discloser in the event of the unauthorized disclosure, copying or use of Confidential Information, the Discloser may be irreparably damaged and may not have an adequate remedy at law if the terms of this Agreement are violated, and therefore agree that the Discloser will be entitled to seek injunctive relief, including specific enforcement, to enforce the provisions of this Agreement, in addition to any other remedy to which the Discloser may be entitled at law. Each Recipient agrees that if any action should be brought by the Discloser in equity to enforce any of the provisions of this letter, the Recipient may not raise the defense that there is an adequate remedy at law.

5. [Intentionally Omitted].

6. Publicity. Neither Party may disclose to any third party or parties the existence of discussions between the Parties regarding the Transaction, except with the prior written consent of the other Party.

7. Termination. This Agreement covers only Confidential Information that is disclosed on or after the date hereof. The Recipient’s obligations with respect to the Confidential Information received under this Agreement will expire on the earlier of (a) the first anniversary of the date hereof and (b) the execution of a definitive agreement containing confidentiality provisions between the parties in connection with the Transaction. In addition, the Parties may terminate their obligations hereunder upon a date mutually agreed in writing.

8. Non-Interference. For the period of one (1) year from the date hereof, each Party agrees that it will not (i) interfere with the other Party’s activities, or (ii) contact site personnel, local representatives, or investors without the prior written consent of the Party developing that project as of the date of this Agreement.

9. Trading Restrictions. Each party and its Representatives understand that applicable United States securities laws preclude the trading of securities, including the trading of securities of the other party, while in the possession of material non-public information relating to such securities or the issuers thereof. The Parties acknowledge that a tender offer has been previously made by Black Pearl and that any transactions arising under such tender offer are specifically excluded from any restrictions hereunder.

10. [Intentionally Omitted].

11. Miscellaneous.

11.1 Assignment. Neither Party will voluntarily or by operation of law assign, hypothecate, transfer, license, or otherwise transfer or encumber all or any part of its rights, duties, or other interests in this Agreement or the proceeds thereof (collectively, an “Assignment”), without the other Party’s prior written consent, which consent will not be unreasonably withheld or delayed; provided, however, that no such consent will be required for any assignment by a Party to such party’s successor in interest in connection with a merger, acquisition, reorganization or transfer of all or substantially all of a Party’s stock, assets or business. Any attempt to make an Assignment in violation of this provision will be a material default under this Agreement and any Assignment in violation of this provision will be null and void

11.2 Waiver of Breach. Any waiver by a Party of the other Party’s breach of the terms and conditions of this Agreement will not be considered as a waiver of any subsequent breach of the same or any other term or condition hereof.

11.3 Attorneys’ Fees. In the event of a breach of this Agreement by the Recipient, the Discloser may obtain from a court of competent jurisdiction injunctive, other equitable relief or any other relief at law. The prevailing party in any action under this Agreement will be entitled to recover from the other party all of its attorneys’ fees and costs including, without limitation, costs of any experts.

11.4 Counterparts. This Agreement may be executed in counterparts, with all counterpart signatures constituting the final Agreement. Facsimile signatures are accepted as originals for all purposes.

11.5 Entire Agreement. This writing constitutes the entire agreement of the Parties with respect to the subject matter hereof. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter. This Agreement may be modified only by written agreement signed by both Parties.

11.6 Severability. In the event that any provision or any part of any provision of this Agreement is held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability will not affect the validity or enforceability of any other provision or part hereof.

11.7 Notices. Any notice required or permitted to be given hereunder will be in writing and may be given by personal delivery (including delivery by messenger or by overnight courier service), by facsimile or by certified mail, return receipt requested, addressed as follows:

If to Selectis:	Selectis Health, Inc.
Attn: Adam Desmond, CEO
8480 E. Orchard Road
Greenwood Village, CO. 80111

adam@selectis.com
If to Black Pearl Equities:	Black Pearl Equities
Attn: Abe Schwartz
as@blackpearlequities.com

Notice will be effective upon receipt or refusal of delivery by the intended recipient, as evidenced by the records of the messenger or delivery service or the U.S. Postal Service or by mechanical confirmation of successful facsimile transmission, provided that if such transmission is confirmed on a non-business day or later than 5:00 p.m. local time at the Recipient’s location, receipt will be deemed to have been given at 9 a.m. on the following business day. Either Party may, by notice to the other, specify a different address or facsimile number for notice purposes.

11.8 Governing Law. This Agreement will be governed by and construed according to the laws of the State of Colorado, without reference to principles of choice of law thereof.

IN WITNESS WHEREOF, a duly authorized representative of each Party hereto has executed this Agreement.

BLACK PEARL EQUITIES		SELECTIS HEALTH, INC.

By:	/s/ Abe Scwartz	By:	/s/ Adam Desmond
	Abe Schwartz		Adam Desmond, CEO